AquaVenture Holdings Limited

c/o Conyers Corporate Services (BVI) Limited

Commerce House, Wickhams Cay 1

P.O. Box 3140 Road Town

British Virgin Islands VG1110

May 13, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:       AquaVenture Holdings Limited: Registration Statement on Form S-3 filed March 11, 2019, as amended on April 26, 2019 and May 3, 2019 (File No. 333-230195)

Ladies and Gentlemen:

AquaVenture Holdings Limited (the “Company”) hereby respectfully requests withdrawal of its acceleration request filed on May 7, 2019 relating to the above-referenced registration statement (the “Registration Statement”). The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Michael J. Minahan of Goodwin Procter LLP at (617) 570-1021.

Sincerely,
AquaVenture Holdings Limited

/s/ Anthony Ibarguen

Anthony Ibarguen President and Chief Executive Officer

cc:        Lee S. Muller,  AquaVenture Holdings Limited
Mark H. Burnett, Esq., Goodwin Procter LLP
Michael J. Minahan, Esq., Goodwin Procter LLP